Exhibit (99)(a)


                    DESCRIPTION OF COMMON STOCK

     The following description of the Common Stock does not purport to be complete and is qualified in its entirety by the Company's Restated Articles of Incorporation, as amended (the "Articles"), the Company's Restated Bylaws, as amended (the "Bylaws"), and the Wisconsin Business Corporation Law ("WBCL").

     The authorized common stock of the Company (the "Common Stock") consists of 30,000,000 shares, without par value.

VOTING RIGHTS

     Each holder of Common Stock is entitled to one vote for each share held of record on the stock transfer books of the Company on each matter to be voted upon at any annual or special meeting of the shareholders of the Company except to the extent the voting power of shares held by any person in excess of 20% may be limited to one-tenth of the full voting power of such excess shares under the provisions of section 180.1150 of the WBCL.

DIVIDENDS

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor.

LIQUIDATION PREFERENCE

     Upon liquidation of the Company, holders of Common Stock are entitled to receive the net assets of the Company after satisfaction of the prior rights of any creditors of the Company and the holders of any class of preferred stock which may then have been issued and outstanding.

MISCELLANEOUS

     The Common Stock is not convertible and carries no preemptive rights. The Common Stock is nonassessable except as provided in section
180.0622(2)(b) of the WBCL (relating to claims for wages for up to six months' service, but not in excess of the amount of the consideration paid for the shares).

ELECTION OF DIRECTORS AND OTHER BUSINESS

     The Articles provide that the number of directors shall be determined by the Board of Directors pursuant to the bylaws, but that there shall be not less than three nor more than ten directors, divided into three classes to be as nearly equal in size as possible. The classification of the Board of Directors could make more difficult or discourage attempts to obtain control of the Company through the election of directors because a minimum of two meetings held for the purpose of electing directors would be required for any party to elect a majority of the members of the Board.
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     The Bylaws require that not less than 60 days' nor more than 90 days'
notice be given to the Company of any intention to nominate a candidate for director or to propose business from the floor at any annual or special meeting of shareholders.

SPECIAL REQUIREMENTS FOR CERTAIN BUSINESS COMBINATIONS

    ARTICLES

      The Articles provide that an affirmative vote of 80% of the Common Stock is required to approve a merger, a sale of all or substantially all of the assets or certain other business combinations involving the Company and a company controlled by a holder of 10% of the Common Stock under which the Company would not be the surviving party or purchaser unless the acquisition of Common Stock by the 10% holder involved had received certain prior approval of the Board of Directors. In addition, the affirmative vote of two-thirds of the Common Stock held by disinterested shareholders is required where any business combination involves an "interested shareholder" (generally the holder of 10% or more of the Common Stock or an affiliate of such person), as defined in the Articles unless (1) the consideration offered the shareholders of the Company meets certain "fair price" requirements or (2) the transaction is approved by a majority of the Board's disinterested directors prior to the date on which the interested shareholder became an interested shareholder.

     Various provisions dealing with certain business combinations, and the provision for the classification of the Board of Directors, can be amended only by the affirmative vote of 80% of the outstanding shares of Common Stock or two-thirds of the shares of Common Stock held by independent shareholders (as defined generally to mean shareholders not having an interest in the surviving entity in any business combination) or both.

     Certain of these provisions of the Articles and Bylaws, including the classification of directors, could make more difficult or discourage a merger, tender offer, proxy contest or other attempt to obtain control of the Company.

     WBCL

     The WBCL also provides various limitations on voting power and other actions in connection with certain mergers, consolidations, acquisitions or liquidations. Under the WBCL, in discharging their duties to the Company and in determining what they believe to be in the best interests of the Company, directors and officers may, in addition to considering the effect of any action on the Company's shareholders, consider the effects of the action of employees, suppliers, customers, the communities in which the Company operates and any other factors that the directors and officers deem pertinent.

SHAREHOLDER RIGHTS PLAN

     Each share of the Common Stock entitles its holder to one nonvoting preferred share purchase right ("Right"). Rights become exercisable 10 days after a person or group acquires 20% or more of the outstanding Common Stock (an "Acquiring Person"). The Board may reduce this threshold amount to 10%. The Right will entitle the holder to purchase from the Company .01 share of Series A Junior Participating Preferred Stock at a price of $60. If the Company is acquired in a merger or other business combination, the holder may exercise the Right and receive common stock of the acquiring company having a market value equal to 200% of the exercise price of the Right. If a person becomes an "Acquiring Person", the holder may exercise the Right and receive Common Stock having a market value equal to 200% of the exercise price of the Right. Rights are subject to redemption by the Company for $.05 per Right until a person or group becomes an Acquiring Person. After a person or group becomes an Acquiring Person, but before the Acquiring Person acquires 50% of the Common Stock, the Company may exchange one share of Common Stock for each Right. Rights will expire on July 10, 1996 unless extended by the Company. The Company has reserved 100,000 shares of Series A Junior Participating Preferred Stock.